Supplement No. 1 to Offering Circular June 14, 2016

Filed pursuant to Rule 253(g)(2)
File No. 024-10500

Former AgustaWestland Executive to Lead XTI Aircraft Company

DENVER, Colo., February 8, 2017 — XTI Aircraft Company (XTI) announced that Robert J. LaBellehas joined XTI as its Chief Executive Officer, effective February 1. He joins XTI after three years as CEO of AgustaWestland North America. Prior to that he served as President of AgustaWestland Tiltrotor Company, Inc., the company supporting the development of the AW 609 Tiltrotor.

“I view this position with XTI as a unique opportunity,” LaBelle said, “to help bring to the commercial market and business jet market a revolutionary new aircraft that people have been seeking and dreaming about for over 100 years.”

LaBelle joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound aircraft, F/A-18 Foreign Military Sales, and S-3B Viking aircraft.

“We couldn’t be more excited to have Bob step in and lead the TriFan 600 program,” said XTI’s outgoing CEO, Charlie Johnson. “Bob is a highly respected, talented and experienced aircraft industry executive.”

LaBelle replaces Johnson, who was XTI’s interim CEO. Johnson will remain on XTI’s board of directors, a position he’s held since 2014.

“We’re grateful to Charlie,” said David Brody, XTI’s founder and Chairman, “for taking over in February 2016 and leading the company after the tragic loss of Jeff Pino. We’re looking forward to Charlie’s continuing contributions and guidance as a board member.”

The TriFan 600 is a major breakthrough in aviation and air travel. The six-seat aircraft will have the speed, range and comfort of a business jet and the ability to take off and land vertically, like a helicopter. Using three ducted fans, the TriFan 600 lifts off vertically. Its two wing fans rotate forward for a seamless transition to cruise speed, at 35,000 feet and 400 miles an hour, with a range of up to 1,600 miles.

The late Jeff Pino led XTI after a long and successful tenure as Sikorsky’s chief executive.

Charlie Johnson is the former president and COO of Cessna, a leading business jet manufacturer. “Now,” said Brody, “Bob’s decision to join XTI despite his many other opportunities further validates our TriFan program. We’ve attracted some of the highest quality leadership and talent because we have an exceptional project and an aircraft with a potentially significant market that will change flight forever.”

XTI launched a formal stock offering in 2016 under SEC Regulation A+, which is open to all investors around the globe. Shares in XTI may be purchased at www.startengine.com/startup/xti providing a unique opportunity for the general public to invest in an aerospace company with a game-changing product, a world-class leadership team, and significant growth potential.

In addition to the equity crowdfunding financing, in the fourth quarter of 2016 XTI opened a $20 million Series B round for accredited investors only, led by Wall Street investment bank, Primary Capital. Accredited investors seeking more information should contact John Leo at XTI@primaryllc.com or (212) 300-0064.